November 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. William H. Thompson

Re:	Cheniere Energy Partners LP Holdings, LLC

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 24, 2017

Form 10-Q for the Quarterly Period Ended September 30, 2017

Filed November 9, 2017

File No. 1-36234

Ladies and Gentlemen:

As counsel to Cheniere Energy Partners LP Holdings, LLC (the “Company”), we confirm that the Company is in receipt of your comment letter dated November 21, 2017 (the “Comment Letter”) regarding the Company’s Form 10-K filed February 24, 2017 and Form 10-Q filed November 9, 2017. As discussed with the Staff, the Company respectfully requests additional time to respond to the Comment Letter and intends to provide a response no later than December 15, 2017. Should you have any questions regarding this request, please do not hesitate to contact me at 713.220.4314. Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

/s/ Brooks W. Antweil

Brooks W. Antweil

Andrews Kurth Kenyon LLP

cc:	Sean Markowitz, Cheniere Energy, Inc.